04024105

82-7711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com



FOSTER'S
GROUP
Inspiring Global Enjoyment

**For your information as released to**
**The Australian Stock Exchange.**



Fosters Brewing
With Compliments

SUPPL

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

# Chairman's Address to the General Meeting of Foster's Group Limited introducing the two Resolutions



**Wednesday 17 March, 2004**
**Melbourne Concert Hall**
**Victorian Arts Centre**
**Melbourne, Australia**

dly 4/6

Good morning ladies and gentlemen. It is the appointed time for the General Meeting, and there being a quorum present, I declare the meeting open.

I welcome all present and I would like to introduce to you the Directors, the President and Chief Executive Officer, Mr Ted Kunkel, Mr Trevor O'Hoy, Foster's President and CEO-elect and the Company Secretary.

On my extreme right is Mr David Crawford and next to him is Mr Graeme McGregor. Next to Mr McGregor is Mr. Peter Bobeff who is Senior Vice President - Commercial Affairs, Group General Counsel and the Secretary of the Company. Next to him is Mr Trevor O'Hoy. Trevor has been appointed by the Board as the next President and CEO of Foster's, replacing Ted Kunkel who will step down from the position on 5 April 2004.

As many of you know, Trevor has been employed with Foster's for 28 years and throughout his career has demonstrated excellent strategic skills and a strong ability to focus on the generation of shareholder value through his various operational and corporate roles. Trevor is an outstanding executive and your Board is delighted to appoint him to lead the Company into its next phase of development. After the meeting, Trevor will be available to talk with shareholders.

Returning to the panel. On my immediate left is Mr. Ted Kunkel. Ted is currently President and Chief Executive Officer of the Company, and as mentioned, will step down from the position on 5 April this year. I would like to take this opportunity to thank Ted for his excellent service to Foster's over his 38 year career with the company, but most particularly, in the past 12 years as CEO of the group. As many of you will recall, Ted was appointed CEO in 1992, at a critical time for group. Under Ted's leadership, the Company was rescued from a very difficult financial situation and then progressed through a huge period of change involving the recovery, restructure and reorganisation of the group. As a result of this process, Ted and his team have successfully re-established credibility of the group. On behalf of shareholders, thank you Ted, for your many years of outstanding service. Returning now to the panel, seated next to Ted is Mrs Lyndsey Cattermole and next to her is Mr Max Ould who was appointed to the Board on 3 February 2004 and who offers himself for re-election at today's meeting.

Mr Brian Healey was unable to attend this morning and offers his apology.

Today's meeting has been specially convened to consider two main items of business. The notice convening this meeting has been sent to shareholders and I propose to take it as read.

## 1. APPROVAL OF FURTHER SHARE BUY-BACK

The first item of Business in the Notice of Meeting is to seek shareholder approval

for the buy-back of further shares in the Company.

The approval of shareholders is sought to enable the Company to continue its major capital management programme through the purchase of further shares.

The Corporations Act requires a company to seek shareholder approval, by way of an ordinary resolution passed at a general meeting, if it proposes to purchase more than 10% of the smallest number of shares on issue during the last 12 months, commonly known as the 10/12 limit.

Following completion of the recent on and off-market buy-backs, the Company has bought back a total of 204.8 million shares and has reached the 10/12 limit. The Company must, therefore, obtain shareholder approval before it can continue its major capital management programme and purchase further shares.

Shareholder approval is sought to allow the Company to purchase up to 200 million additional shares above the 10/12 limit, within the next 12 months, through an on-market share buy-back.

As a point of clarification, an on-market buy-back involves a broker appointed by the Company going into the market, from time to time, and buying shares on behalf of Foster's, at the price quoted on the day of purchase. An on-market buy-back does not involve an invitation from Foster's to each shareholder to sell their shares at a set price, as was the case with the off-market buy-back last year.

By way of background for today's first resolution, in October 2003, Foster's announced an on-market buy-back of its shares, predominantly to prevent EPS dilution from the Dividend Reinvestment Plan and employee share schemes. Subsequently, in November 2003, Foster's announced its intention to engage in a major capital management programme, through an off-market share buy-back of a portion of its fully paid ordinary shares.

The decision to engage in this major off-market capital management activity was motivated by two key factors:

- first, the conversion of 89.3% of the Company's US$400 million convertible exchangeable bonds resulted in 125 million additional Foster's shares being issued; and
- second, the generation of total cash proceeds of $1.35 billion (after transaction costs) resulting from the Board's strategic decision to sell the Australian Leisure Hospitality (ALH) division.

These events led to an increase in the level of shares on issue and the generation of

substantial funds for which the Company did not have an immediate need. Additionally, there was some expected dilution in earnings per share as a result of the sale of ALH.

In determining the most appropriate manner to manage this situation, your Directors were motivated by the following:

- first, to return funds in the most equitable and efficient manner to shareholders;
- second, to reduce the dilution to earnings per share; and
- third, to manage the balance sheet in a prudent and responsible manner such that your Company retains a robust investment credit rating while maintaining a reasonable level of gearing.

Following consideration of the range of capital management options available to the Company, an off-market share buy-back was determined as the most appropriate major capital management tool to deliver these objectives.

As part of the off-market buy-back, the Company repurchased 167.1 million shares at a cost of $668.4 million and at a price of $4.00 per share. The off-market buy-back was completed in late December 2003 and payments were made on the 6 January this year.

Following completion of the off-market buy-back, the Company continued its on-market buy-back which had commenced in October 2003. This was completed on 23 February 2004. The Company repurchased a total of 37.7 million shares under this on-market buy-back at a cost of $168.9 million. The average price paid for the on-market buy-back was $4.48 per share.

In the two buy-backs, the Company has bought back a total of 204.8 million shares paying an average price of $4.09 per share and at a total cost of $837.3 million.

The Company now intends to proceed with the next phase of its capital management activities and as such is seeking shareholder approval to buy-back up to 200 million shares with an on-market initiative. It is anticipated (subject to market conditions) that approximately 125 million shares will be repurchased as part of this buy-back, inclusive of new shares expected to be issued as part of the Foster's Dividend Reinvestment Plan and various Foster's employee share plans.

The intent of the Directors is, however, to repurchase the maximum practicable number of shares consistent with the retention of the Company's credit rating status. This will be dependent on prevailing market conditions and the balance sheet and cash flow position of the Company.

As such, the Company is seeking approval to have the flexibility to be able to repurchase an additional 75 million shares, bringing the total to 200 million shares for which approval is being sought.

Consistent with normal practice for buy-back activities, the Company is not obliged to repurchase a specific number of shares or a minimum specified value of shares over any defined period.

In determining its plan to buy-back an additional 125 million shares, or around 6% of issued capital, your Directors have been guided by the desire to maintain the Company's gearing (net debt to book equity) within a range of approximately 50 – 70%. This gearing range is consistent with the necessary financial coverage ratios required by credit rating agencies for the Company to maintain its current investment grade credit rating.

Accordingly, it also provides the Company with the appropriate balance sheet strength and flexibility to execute any external growth opportunities that may arise and which meet the Directors' strict strategic and financial criteria for such activity.

An on-market share buy-back has been chosen, rather than a further off-market buy-back activity, given the franking credit balance of the Company following the recent off-market buy-back and given the desire of your Directors to continue to fully frank dividend payments to shareholders.

For shareholders, this next stage of capital management activity is, therefore, expected to:

- expeditiously return excess capital;
- substantially mitigate EPS dilution from the ALH transaction and the conversion to equity of the bonds;
- achieve the balance sheet and associated credit rating objectives of the Company; and
- maintain the ability (dependant on the financial performance of the Company) to fully frank dividends for the foreseeable future.

## 2. **<u>TO RE-ELECT MR M.G. OULD AS A DIRECTOR</u>**

Resolution 2 in the Notice of Meeting is for the re-election of Mr Max Ould. Mr Ould, who was appointed a Director since the last General Meeting, retires in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

Mr Ould is 57 years of age and retired in July 2003 from a distinguished 38 year career working with a number of Australian consumer goods companies. He is the former Managing Director and Chief Executive Officer of National Foods Limited and is also the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of The Australian Gas Light Company and Pacific Brands Limited.
Over the 7 years until his retirement in July 2003, Mr Ould led National Foods Limited to become the most successful dairy industry company in Australia. His time as Chief Executive Officer included the deregulation of the Australian dairy industry and major changes in milk regulation and customer preference for dairy products. During his executive career and particularly during his time as Chief Executive Officer of National Foods, Mr Ould demonstrated high quality leadership, strong product and people development orientation and a successful commitment to ensuring that National Foods became the lowest cost producer in the Australian dairy industry.

Mr Ould also brings extensive experience in farming and agriculture based industries, excellent fast moving consumer goods marketing experience, a strong customer service ethic, and an innovative outlook and sound business financial credentials.

Mr Ould has joined the Compliance and Human Resources Committees, replacing (respectively) Mr McGregor and Mr Healey on those Committees.

He is considered by the Board to be an independent Director.

[redacted]

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

17 March 2004

Australian Stock Exchange Limited
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

**GENERAL MEETING – 17 MARCH 2004**
**DISCLOSURE OF PROXY VOTES**

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited at its General Meeting held on 17 March 2004:

| **Resolution 1**<br>**Approval of Further Share Buy-Back** | |
|---|---|
| Decided by show of Hands or Poll | Hands |
| **Total number of proxy votes exercisable by all proxies validly appointed** | 928,509,393 |
| **Total number of proxy votes in respect of which the appointments specified that:** | |
| - the proxy is to vote for the resolution | 613,251,242 |
| - the proxy is to vote against the resolution | 2,932,924 |
| - the proxy may vote at the proxy's discretion | 312,325,227 |
| - the proxy is to abstain on the resolution | 916,270 |
| **If the resolution is decided on a poll the total number of votes cast on the poll:** | |
| - in favour of the resolution | Not applicable |
| - against the resolution | Not applicable |
| - abstaining on the resolution | Not applicable |

| Resolution 2<br>Re-election of Mr M.G. Ould as a director | |
|---|---|
| Decided by show of Hands or Poll | Hands |
| **Total number of proxy votes exercisable by all proxies validly appointed** | 924,931,501 |
| **Total number of proxy votes in respect of which the appointments specified that:** | |
| - the proxy is to vote for the resolution | 609,170,578 |
| - the proxy is to vote against the resolution | 2,390,603 |
| - the proxy may vote at the proxy's discretion | 313,370,320 |
| - the proxy is to abstain on the resolution | 2,756,978 |
| **If the resolution is decided on a poll the total number of votes cast on the poll:** | |
| - in favour of the resolution | Not applicable |
| - against the resolution | Not applicable |
| - abstaining on the resolution | Not applicable |

Yours faithfully,

R.K. Dudfield.

**RK Dudfield**
Assistant Company Secretary